EXCELLON AND OTIS GOLD FILE JOINT CIRCULAR

IN CONNECTION WITH PROPOSED ARRANGEMENT

Toronto, Ontario – March 19, 2020 – Excellon Resources Inc. (TSX: EXN, EXN.WT, OTC: EXLLF and FRA: E4X1) (“Excellon”) and Otis Gold Corp. (TSX-V: OOO, OTC: OGLDF, FRA: 4OG) (“Otis”) announced today that they have filed a joint management information circular (the “Circular”), which will be mailed out to their respective shareholders’ next week for the meetings to be held on April 17, 2020, in connection with the previously announced acquisition by Excellon of all of the issued and outstanding shares of Otis pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

Your vote is important regardless of the number of shares you own. Excellon and Otis encourage shareholders to read the meeting materials in detail. An electronic copy of the Circular is available on Excellon’s website at www.excellonresources.com and on Otis’ website at www.otisgold.com. The Circular is also available on SEDAR under the issuer profiles of both companies at www.sedar.com. Shareholders are strongly encouraged to vote online or over the phone following the instructions set out on the form of proxy or voting instruction form which will be mailed along with the Circular.

Excellon Meeting

The meeting of Excellon Shareholders will be held at 12:00 p.m. (Toronto time) on Friday, April 17, 2020, at the offices of Excellon, Suite 200, 10 King Street East, Toronto, Ontario, Canada, M5C 1C3.

To proactively deal with the unprecedented public health impact of the coronavirus pandemic, also known as COVID-19, and to mitigate risks to the health and safety of communities, shareholders, employees and other stakeholders, Excellon is inviting its shareholders to participate in the meeting by dialing in to its conference line at: 1-800-319-4610 (North American Toll Free) or 1-416-915-3239 (Outside North America). Additional details can be found in the Circular.

Due to the current restrictions on public gatherings only Registered Shareholders and appointees are able to attend and vote at the meeting. Shareholders are strongly encouraged to participate in the meeting via the conference line.

Otis Meeting

The meeting of Otis Shareholders will be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Vancouver time) on Friday, April 17, 2020.

Arrangement

On February 24, 2020, Excellon entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Otis, whereby, subject to the terms and conditions of the Arrangement Agreement, Excellon will acquire all of the issued and outstanding common shares of Otis (the “Otis Shares”) on the basis of 0.23 of an Excellon common share for each Otis Share.

Benefits of the Arrangement

Excellon and all of its subsidiaries immediately following the completion of the Arrangement (the “Combined Company”) will be a well-financed precious metals producer with established silver production in Mexico and an attractive gold development project in the United States. The Arrangement is an initial step in Excellon becoming a larger multi-asset precious metals company with the following foundation for further growth:

●	Enhanced portfolio of projects: The Arrangement combines Platosa’s high-grade silver production with the high return and low risk Kilgore development project, creating a pipeline for growth. Furthermore, it adds two significantly undervalued gold assets, Kilgore and Oakley, to Excellon’s portfolio and amplifies the Combined Company’s exposure to precious metals in the early stages of an anticipated bull market.

●	Significant exploration upside: Active exploration on four key mineral trends including the CRD and Fresnillo epithermal silver trends in Mexico, the re-emerging Idaho gold region, and the historic Freiberg district in Saxony, all known for multi-million ounce precious metal discoveries.

●	Geographic diversification: Diverse, well-established mining jurisdictions across two continents, reducing single asset risk and positioning the Combined Company for further growth in North America.

●	Enhanced capital market profile: The Combined Company will be well financed with US$10 million in cash and available funds, with a pro forma combined market capitalization of approximately C$122 million (based on the basic outstanding shares of the Combined Company after giving effect to the exchange ratio under the Arrangement and the price of common shares of Excellon (the “Excellon Shares”), immediately prior to the announcement of the Arrangement) and will be listed on the TSX. The Combined Company also intends to apply for a listing on the NYSE American LLC stock exchange (“NYSE American”) in the United States which may increase its capital markets presence, trading liquidity and shareholder base.

●	Re-rating potential: Expanded resource base and production growth profile of the Combined Company is expected to demand a more attractive valuation and provide re-rating potential in line with larger precious metals peers.

●	Proven board and management: Board and management that can discover, permit, finance, develop and operate mining assets to industry leading standards, with proven experience in North America.

Shareholder Questions

If you have any questions regarding the Arrangement please contact Laurel Hill Advisory Group, the proxy solicitation agent for Excellon and Otis, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America) or by email at: assistance@laurelhill.com

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. Excellon is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 14,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available at www.excellonresources.com.

About Otis Gold

Otis Gold is a resource company focused on the acquisition, exploration, and development of precious metal deposits in Idaho, USA. Otis is currently developing its flagship property, the Kilgore Project, located in Clark County, Idaho and the Oakley Project, located in Cassia County, Idaho.

Additional details on Otis Gold’s properties are available at www.otisgold.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Canadian securities laws. Such statements in this press release include, without limitation, statements regarding the synergies of the Arrangement; the anticipated benefits of the Arrangement to shareholders of Excellon and Otis Gold; the third-party approvals required to complete the Arrangement; the conditions required to be satisfied to complete the Arrangement; the ability of the companies to complete the Arrangement on terms announced; the future results of operations of the Combined Company following the completion of the Arrangement, the timing of the companies to hold their respective shareholders’ meetings; the proposed listing on the NYSE American; the intentions, plans and future actions of the companies participating in the transactions described herein; the board and management of the Combined Company; timing to list Excellon Shares on the NYSE American, performance and achievements of the Combined Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the anticipated cash position and market capitalization of the Combined Company, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business and market trends and future operating revenues. Although the companies believe that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The companies caution investors that any forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the inability to satisfy the conditions required to complete the Arrangement; the companies not being able to obtain third-party approvals; the Arrangement being terminated; variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The companies do not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.

The public disclosure filings of Excellon and Otis Gold may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the mineral properties of the Combined Company, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property.

This press release is not and is not to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the Excellon Shares in connection with the transactions described herein will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and the Excellon Shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Excellon Shares, nor shall there be any offer or sale of the Excellon Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.